March 27, 2009

Rebecca Marquigny Securities and Exchange Commission 100 F Street, N.E. Washington D.C. 20549-4644

RE:	Principal Variable Contracts Funds, Inc.
Post-effective amendment on Form N-1A number 68
File Nos. 002-35570, 811-01944

Dear Ms. Marquigny,

Per our conversation on March 26, 2009, the attached prospectus and statement of additional information reflect changes between the prospectus and statement of additional information filed on April 25, 2008 (Accession number 0000950137-08-006048) and March 26, 2009 (Accession number 0001126328-09-000127).

Most text changes in the documents are reflected as follows: additions to the documents are in green underlined text and deletions in the text are in red strike through text. Generally, when information in the documents is tabular, the old table appears followed by the new table. I have attempted to annotate the document to show examples of replacement tables as previously described and in situations where text was moved. I hope these annotations aid in your review of the documents.

We understand that the Registrant is responsible for the accuracy and adequacy of the disclosure in the filing and that staff comments or our changes to the disclosure in response to the staff comments do not foreclose the Commission from taking any action with respect to the filing. In addition, the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any questions concerning this filing.

Sincerely,

/s/ Jennifer Mills

Jennifer Mills Attorney 515-235-9154